

April 18, 2018

Sabastian V. Niles, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

> **Re:** **RLJ Lodging Trust**
> **PREC 14A preliminary proxy statement filing made on Schedule 14A**
> **Filed on April 12, 2018 by RLJ Lodging Trust**
> **File No. 001-35169**

Dear Mr. Niles:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 14A

1. Please revise the cover page to identify the proxy statement as a preliminary copy. See Rule 14a-6(e)(1).

Proposal No. 1 – Election of Directors, page 9

2. Please advise us, with a view toward revised disclosure, whether or not each of the director nominees has consented to being named in the proxy statement. Refer to Rule 14a-4(d)(1) and (4) of Regulation 14A.

Background to Potential Contested Solicitation, page 14

3. We note that your disclosure at the top of page 15 begins mid-sentence without any predicate language on page 14. Please advise or revise accordingly.

Annex A – Additional Information Regarding Participants In the Solicitation, page A-1

4. Please disclose whether or not, during the past ten years, the participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give dates, nature of conviction, name and location of court, and penalty imposed or other disposition of the case. Refer to Item 5(b)(1)(iii) of Schedule 14A.

Form of Proxy

5. Please provide a designated blank space for dating the proxy card, or advise. Refer to Rule 14a-4(a)(2).

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph McCann, Attorney-Advisor, at (202) 551-6262 or me at (202) 551-3619 with any questions.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions